                                                                Exhibit 19









                                     1st
                                   FRANKLIN
                                  FINANCIAL
                                 CORPORATION



                                  QUARTERLY
                             REPORT TO INVESTORS
                                   FOR THE
                              THREE MONTHS ENDED
                                MARCH 31, 1999

                             MANAGEMENT'S LETTER

Financial Condition:
-------------------
   Total assets increased $5.0 million (2%) during the first quarter of 1999 as a result of increases in cash and cash equivalents and increases in investment securities. Increases in sales of the Company's debt securities and increases in loan payments were the factors responsible for the increases in surplus funds.
   Loans generated during the first quarter of 1999 reached a record level as compared to the first quarter of any prior year. Although loan demand was strong, net receivables (gross receivables less unearned finance charges) declined $3.1 million or (2%) during the quarter. Declines during the first quarter of each year are common due to the Company's cyclical loan business.

   Disbursement of the prior year's accrued incentive bonus in February, 1999 and the annual contribution to the Company's employee profit sharing plan were the primary causes of the $2.1 million (18%) decrease in other liabilities during the quarter just ended as compared to the prior year-end.

Results of Operations:
---------------------
   Average net receivables rose $8.9 million or 6% during the quarter ended March 31, 1999 as compared to the same quarter in 1998. This growth in the Company's primary earnings base induced a $.9 million (10%) increase in the Company's net interest margin during the current period. Net interest margin represents the difference the margin by which interest income on earning assets (loans and investment securities) exceeds interest expense on its interest bearing debt. Also contributing to the increase in the net interest margin was the fact that there was only a
minimal increase in interest expense.   Although the average senior and
subordinated debt on which the Company pays interest increased $10.6 million during the comparable periods, lower market rates enabled Management to lower borrowing costs therefore keeping the increase in interest expense minimal.

   Net insurance income rose $.4 million or 11% during the comparable periods as a result of the aforementioned increase in average net receivables. Higher levels of average net receivables generally lead to higher levels of insurance in-force because of more customers requesting insurance. A decrease in claims submitted and general insurance expenses also contributed to the rise in net insurance income.

   The Company's provision for loan losses increased $.2 million or 34% during the quarter just ended as compared to the same quarter a year ago.
A $.2 million (19%) increase in net charge-offs was primarily responsible for the increase. In addition, Management raised the loan loss reserve during the later part of 1998 in order to provide adequate protection against probable losses. Delinquent accounts 60 days or more past due increased to 6.2% of net receivables at March 31, 1999 as compared to 6.1% at prior year-end. Management is carefully monitoring the credit worthiness of the loan portfolio and will add to the reserve as deemed necessary.

   Personnel expense increased $.6 million (10%) during the comparable periods mainly due to merit salary increases effective January 1. Other factors also contributing were increases in the accruals for incentive bonuses and the profit sharing contribution.

   Increases in computer expenses, insurance premiums, management meeting expenses, training, travel and taxes and licenses were primarily responsible for the $.2 million increase in miscellaneous other operating expenses.

   Effective income tax rates were 14.6% and 13.7% for the quarters ended March 31, 1999 and 1998, respectively. Income taxes during the periods reflect only the taxes of the Company's insurance subsidiaries which are not "S" corporations for income tax reporting purposes. Federal and state income taxes generated by the "S" corporation are paid by the shareholders, except in states which don't recognize S corporation status. Certain tax benefits provided by law to life insurance companies substanially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's general tax rate below statutory rates. Investments in tax exempt securities by the property and casualty insurance subsidiary also decreases the effective tax rate.

Market Risk:
-----------
   There has been no change in the Company's market risk since
December 31, 1998.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21.0 million. Available borrowings were $21.0 million at March 31, 1999 and December 31, 1998, relating to this agreement. Another agreement provides for an additional $2.0 million for general operating purposes. Available borrowings under this agreement were $2.0 million at March 31, 1999 and December 31, 1998.

Year 2000 Readiness Disclosure:
------------------------------
     Management continues to focus on Year 2000 readiness. Although the Company is not a banking institution, the Company is adhering to the Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness which set forth safety and soundness standards pursuant to the Federal Financial Institutions Examination Council ("FFIEC").
     The Company has completed testing of substantially all information technology ("IT") systems and non-IT systems. Any applications where testing has not been completed will be completed by June 1, 1999. During the quarter just ended, the Y2K Committee began focusing on remediation contingency planning in the unlikely event a system does fail, particularly a system the committee deemed as "mission critical".
All plans are expected to be completed and tested by mid-year.
     Compliance has not had a material affect on the Company's operating results, nor does Management expect it to during the current year. Expenses of $20,000 have been budgeted in 1999 for costs the Company expects to incurr in regards to Year 2000 readiness.
     Management does not foresee any problems associated with Year 2000 compliance. However, disruptions in service with respect to the computer systems of vendors and/or suppliers, which are outside the control of the Company, could impair the ability of the Company to obtain necessary services.
     Information provided regarding the Company's year 2000 processing capabilities or readiness are "Year 2000 Readiness Disclosures" in conformance with the Year 2000 Information and Readiness Disclosure Act of 1998 (Public Law 105-271, 112 Stat. 2386) enacted on October 19, 1998. This designation applies to information delivered which was through or derived from past and present Year 2000 disclosures such as in statement inserts, pamplets sent to investors, quarterly newsletters and annual reports.

New Accounting Standards:
------------------------
     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. The Statement requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not expect the adoption of this statement to have a material impact on the financial statements or results of operations of the Company.

                  1st FRANKLIN FINANCIAL CORPORATION
            CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                March 31,     December 31,
                                                  1999            1998
                                              ------------    ------------
                                               (Unaudited)      (Audited)

                                ASSETS
CASH AND CASH EQUIVALENTS  . . . . . . . . .  $ 26,248,107    $ 20,111,678
                                              ------------    ------------

LOANS, net . . . . . . . . . . . . . . . . .   136,245,650     138,548,161
                                              ------------    ------------
INVESTMENT SECURITIES:
    Available for Sale, at market value. . .    41,975,844      39,938,412
    Held to Maturity, at amortized cost  . .     7,299,235       7,205,113
                                              ------------    ------------
                                                49,275,079      47,143,525
                                              ------------    ------------

OTHER ASSETS . . . . . . . . . . . . . . . .     9,935,019      10,871,546
                                              ------------    ------------

              AL ASSETS. . . . . . . . . . .  $221,703,855    $216,674,910
                                              ============    ============

                LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . . . .  $109,002,382    $104,446,030
OTHER LIABILITIES. . . . . . . . . . . . . .     9,808,680      11,904,342
SUBORDINATED DEBT  . . . . . . . . . . . . .    39,218,148      38,960,747
                                              ------------    ------------
          Total Liabilities  . . . . . . . .   158,029,210     155,311,119
                                              ------------    ------------
STOCKHOLDERS' EQUITY:
    Preferred Stock; $100 par value. . . . .            --              --
    Common Stock . . . . . . . . . . . . . .       170,000         170,000
    Accumulated Other Comprehensive Income .       334,576         556,423
    Retained Earnings  . . . . . . . . . . .    63,170,069      60,637,368
                                              ------------    ------------

                TOTAL LIABILITIES AND
                    STOCKHOLDERS' EQUITY . .  $221,703,855    $216,674,910
                                              ============    ============

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  1st FRANKLIN FINANCIAL CORPORATION

       CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                    Three Months Ended
                                                         March 31
                                               --------------------------
                                                       (Unaudited)
                                                   1999          1998
                                               -----------    -----------

INTEREST INCOME. . . . . . . . . . . . . . . . $12,006,290    $11,123,009

INTEREST EXPENSE . . . . . . . . . . . . . . .   2,186,596      2,177,855
                                               -----------    -----------
NET INTEREST INCOME. . . . . . . . . . . . . .   9,819,694      8,945,154

  Provision for Loan Losses. . . . . . . . . .     973,810        727,980
                                               -----------    -----------
NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES . . . . . . . . .   8,845,884      8,217,174
                                               -----------    -----------
NET INSURANCE INCOME . . . . . . . . . . . . .   4,011,272      3,620,380
                                               -----------    -----------
OTHER REVENUE. . . . . . . . . . . . . . . . .     133,794        118,514
                                               -----------    -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . . . . . . . . . . . .   6,168,965      5,601,337
  Occupancy. . . . . . . . . . . . . . . . . .   1,368,169      1,339,981
  Other. . . . . . . . . . . . . . . . . . . .   2,489,733      2,319,758
                                               -----------    -----------
     Total . . . . . . . . . . . . . . . . . .  10,026,867      9,261,076
                                               -----------    -----------

INCOME BEFORE INCOME TAXES . . . . . . . . . .   2,964,083      2,694,992

  Provision for Income Taxes . . . . . . . . .     431,382        369,000
                                               -----------    -----------
NET INCOME . . . . . . . . . . . . . . . . . .   2,532,701      2,325,992

RETAINED EARNINGS, beginning of period . . . .  60,637,368     54,221,339
                                               -----------    -----------
RETAINED EARNINGS, end of period . . . . . . . $63,170,069    $56,547,331
                                               ===========    ===========
EARNINGS PER SHARE:
    Voting Common Stock; 1,700 Shares
      Outstanding all periods. . . . . . . . .      $14.90         $13.68
                                                    ======         ======
    Non-Voting Common Stock; 168,300
      Shares Outstanding all periods . . . . .      $14.90         $13.68
                                                    ======         ======

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                  1st FRANKLIN FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS

           Increase (Decrease) in Cash and Cash Equivalents

                                                      Three Months Ended
                                                           March 31
                                                  ------------------------
                                                         (Unaudited)
                                                      1999         1998
                                                  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income. . . . . . . . . . . . . . . . . . .  $ 2,532,701  $ 2,325,992
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for Loan Losses. . . . . . . . . .     973,810      727,980
     Depreciation and Amortization. . . . . . . .     304,867      312,142
     Deferred Income Taxes. . . . . . . . . . . .       5,584          834
     Other, net . . . . . . . . . . . . . . . . .      40,838        5,270
     Decrease in Miscellaneous assets . . . . . .     792,485      475,258
     Decrease in Accounts Payable and
     Accrued Expenses . . . . . . . . . . . . . .  (2,049,850)  (1,527,487)
                                                  -----------  -----------
        Net Cash Provided . . . . . . . . . . . .   2,600,435    2,319,989
                                                  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Loans Originated or purchased. . . . . . . . . . (26,577,415) (23,431,680)
 Loan Payments. . . . . . . . . . . . . . . . . .  27,906,116   27,283,307
 Purchases of marketable debt securities. . . . .  (4,677,994)  (4,458,986)
 Principal payments on securities . . . . . . . .     152,359       31,220
 Redemptions of securities. . . . . . . . . . . .   2,080,000    7,970,000
 Other, net . . . . . . . . . . . . . . . . . . .    (160,825)    (121,553)
                                                  -----------  -----------
         Net Cash Used. . . . . . . . . . . . . .  (1,277,759)  (7,272,308)
                                                  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase (Decrease) in Senior Debt . . . . . . .   4,556,352   (3,149,693)
 Subordinated Debt Issued . . . . . . . . . . . .   2,175,107    1,774,326
 Subordinated Debt redeemed . . . . . . . . . . .  (1,917,706)  (1,373,053)
                                                  -----------  -----------
         Net Cash Used. . . . . . . . . . . . . .  (4,813,753)  (2,748,420)
                                                  -----------  -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS . . . .   6,136,429    6,843,877

CASH AND CASH EQUIVALENTS, beginning. . . . . . .  20,111,678   25,122,077
                                                  -----------  -----------
CASH AND CASH EQUIVALENTS, ending . . . . . . . . $26,248,107  $31,965,954
                                                  ===========  ===========

Cash Paid during the period for: Interest . . . . $ 2,081,860  $ 2,205,668
                                 Income Taxes . .      73,393       18,940

   The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                             -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1998 and for the years then ended included in the Company's December 31, 1998 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 1999, and December 31, 1998, and the results of its operations and its cash flows for the three months ended March 31, 1999 and 1998. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the three months ended March 31, 1999, are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,310,854 and $2,277,328 for the three months ended March 31, 1999 and 1998, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. There has been no differences from the 1998 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                 Division   Division   Division
                                     I         II        III       Total
                                 --------   --------   --------  ---------
                                               (In Thousands)

   Three Months ended 3/31/99:
     Segment revenues. . . . . . $ 4,798    $ 5,398    $ 5,460   $  15,656
     Segment profit  . . . . . .   1,717      2,281      1,761       5,759

   Three Months ended 3/31/98:
     Segment revenues. . . . . . $ 4,538    $ 4,901    $ 4,894   $  14,333
     Segment profit  . . . . . .   1,424      2,116      1,474       5,014

   Segment Assets:
     3/31/99 . . . . . . . . . . $45,162    $50,465    $52,066    $147,693
     3/31/98 . . . . . . . . . .  42,406     49,576     48,407     140,389

                                                       3 Months   3 Months
                                                         Ended      Ended
                                                        3/31/99    3/31/98
                                                       --------   --------
   Reconcilement:                                         (In Thousands)
     Profit:
       Profit per segments . . . . . . . . . . . .     $ 5,759    $  5,014
       Corporate earnings not allocated. . . . . .         496         529
       Corporate expenses not allocated. . . . . .      (3,291)     (2,848)
       Income taxes not allocated. . . . . . . . .        (431)       (369)
                                                       -------    --------
                                                       $ 2,533    $  2,326
                                                       =======    ========

                        BRANCH OPERATIONS

            Isabel Vickery Youngblood . . . . Senior Vice President
            A. Jarrell Coffee . . . . . . . . Vice President
            Jack R. Coker . . . . . . . . . . Vice President

            Robert J. Canfield  . . . . . . . Area Vice President
            J. Michael Culpepper  . . . . . . Area Vice President
            Ronald F. Morrow  . . . . . . . . Area Vice President

                               SUPERVISORS
Regina Bond           Bruce Hooper          Johnny McEntyre       Darryl Parker
Ronald Byerly         Janice Hyde           Brian McSwain         Henrietta Reathford
Susie Cantrell        Judy Landon           Dianne Moore          Timothy Schmotz
Donald Carter         Jeff Lee              Harriet Moss          Tami Settlemyer
Donald Floyd          Tommy Lennon          Mike Olive            Gaines Snow
Renee Hebert          Tim Love              Melvin Osley          Marc Thomas
Jack Hobgood          Mike Lyles            Dale Palmer
                                OFFICES
Alabama Offices:      Georgia Offices:      Georgia Offices:      Louisiana Offices:
---------------       ---------------       ---------------       -----------------
Alexander City        Brunswick             Jesup                 Pineville
Andalusia             Buford                LaGrange
Arab                  Butler                Lavonia               Mississippi Offices:
Athens                Cairo                 Lawrenceville         -------------------
Bessemer              Calhoun               Madison               Bay St. Louis
Birmingham            Canton                Manchester            Carthage
Clanton               Carrollton            McDonough             Columbia
Cullman               Cartersville          McRae                 Grenada
Decatur               Cedartown             Milledgeville         Gulfport
Dothan                Chatsworth            Monroe                Hattiesburg
Enterprise            Clarkesville          Montezuma             Jackson
Fayette               Claxton               Monticello            Kosciusko
Florence              Clayton               Moultrie              Magee
Gadsden               Cleveland             Nashville             McComb
Geneva                Cochran               Newnan                Pearl
Hamilton              Commerce              Perry                 Picayune
Huntsville            Conyers               Richmond Hill
Jasper                Cordele               Rome                  North Carolina Offices:
Madison               Cornelia              Royston               ----------------------
Moulton               Covington             Sandersville          Monroe
Muscle Shoals         Cumming               Savannah              Pineville
Opp                   Dallas                Statesboro
Ozark                 Dalton                Swainsboro            South Carolina Offices:
Prattville            Dawson                Sylvania              ----------------------
Russellville (2)      Douglas               Sylvester             Aiken
Scottsboro            Douglasville (2)      Thomaston             Anderson
Selma                 Eastman               Thomson               Cayce
Sylacauga             Elberton              Tifton                Clemson
Troy                  Ellijay               Toccoa                Columbia
Tuscaloosa            Forsyth               Valdosta              Conway
                      Fort Valley           Vidalia               Easley
Georgia Offices:      Gainesville           Warner Robins         Florence
---------------       Garden City           Washington            Gaffney
Adel                  Georgetown            Waycross              Greenville
Albany                Greensboro            Winder                Greenwood
Alma                  Griffin                                     Greer
Americus              Hartwell              Louisiana Offices:    Lancaster
Arlington             Hawkinsville          -----------------     Laurens
Athens (2)            Hazlehurst            Alexandria            Marion
Bainbridge            Hinesville            DeRidder              Newberry
Barnesville           Hogansville           Jena                  Orangeburg
Baxley                Jackson               Leesville             Rock Hill
Blakely               Jasper                Marksville            Seneca
Blue Ridge            Jefferson             Natchitoches          Spartanburg
Bremen                                      New Iberia            Union
                                                                  York

                                   DIRECTORS

                              Ben F. Cheek, III
                     Chairman and Chief Executive Officer
                      1st Franklin Financial Corporation

                               Lorene M. Cheek
                                  Homemaker

                               Jack D. Stovall
                  President, Stovall Building Supplies, Inc.

                            Dr. Robert E. Thompson
                           Physician, Toccoa Clinic


                              EXECUTIVE OFFICERS

                              Ben F. Cheek, III
                     Chairman and Chief Executive Officer

                               T. Bruce Childs
                    President and Chief Operating Officer

                               A. Roger Guimond
                  Vice President and Chief Financial Officer

                                 Lynn E. Cox
                                  Secretary

                                Linda L. Sessa
                                  Treasurer


                                   COUNSEL

                          Jones, Day, Reavis & Pogue
                          3500 One Peachtree Center
                          303 Peachtree Street, N.E.
                         Atlanta, Georgia  30308-3242


                                   AUDITORS

                             Arthur Andersen LLP
                          133 Peachtree Street, N.E.
                           Atlanta, Georgia  30303